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                                                OMB Number:          3235-0145
                                                Expires:       August 31, 1999
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                           HEARTLAND BANCSHARES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                    42234A107
                                 (CUSIP Number)


                                  July 6, 2000
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                [ ]  Rule 13d-1(b)

                [X]  Rule 13d-1(c)

                [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)               Page 1 of 5 pages

CUSIP No. 42234A107


     1. Names of Reporting Persons. Board of Trustees of The Willard G. Pierce and Jessie M. Pierce Foundation, but not in each Trustee's individual capacity
          I.R.S. Identification Nos. of above persons (entities only).


     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)


     3.   SEC Use Only


     4.   Citizenship or Place of Organization     Michigan, USA

Number of         5.       Sole Voting Power     -0-
Shares Bene-
icially           6.       Shared Voting Power     78,960
Owned by Each
Reporting         7.       Sole Dispositive Power     -0-
Person With:
                  8.       Shared Dispositive Power      78,960


     9.   Aggregate Amount Beneficially Owned by Each Reporting Person    78,960

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

    11.   Percent of Class Represented by Amount in Row (9)           6.2%

    12.   Type of Reporting Person (See Instructions)       OO


                               Page 2 of 5 pages

Item 1.

     (a)  Name of Issuer: Heartland Bancshares, Inc.
     (b)  Address of Issuer's Principal Executives Offices:
                                                 420 North Morton Street
                                                 Franklin, Indiana 46131

Item 2.

     (a) Name of Person Filing: Board of Trustees of The Willard G. Pierce and Jessie M. Pierce Foundation, but not in each Trustee's individual capacity;
     (b)  Address of Principal Business Office: 820 West Clinton, Hasting, MI
          49058
     (c) Citizenship: The Foundation is a Nonprofit Corporation Organized in Michigan
     (d)  Title of Class of Securities:   Common Stock
     (e)  CUSIP Number:   42234A107


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C.
              78o);
     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
     (c) [ ]  Insurance company as defined in Section 3(a)(19) of the Act
              (15 U.S.C. 78c);
     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) [ ]  Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.
         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:    78,960

     (b)  Percent of class:     6.2%

     (c)  Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote      -0-

          (ii)   Shared power to vote or to direct the vote    78,960

          (iii)  Sole power to dispose or to direct the disposition of     -0-

          (iv)   Shared power to dispose or to direct the disposition of  78,960

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

                               Page 3 of 5 pages

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction:  Dissolution of a group requires a response to this item.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. NOT APPLICABLE


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant
subsidiary.   NOT APPLICABLE


Item 8.  Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant toss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) orss.240.13d-1(d), attach an exhibit stating the
identity of each member of the group.   NOT APPLICABLE


Item 9.  Notice of Dissolution of Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members
of the group, in their individual capacity. See Item 5.   NOT APPLICABLE

                               Page 4 of 5 pages

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        June 12, 2001
                                            Date

                                     /s/ Hilary Snell
                                         Signature
          Hilary Snell, Trustee/President and Secretary of the Board of Trustees
                                         Name/Title









                               Page 5 of 5 pages